Exhibit 1

NOVATEL INC.

Quarterly Report

For the Nine Month Period Ended September 30, 2006

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = U.S. $0.8806 on October 12, 2006), and are presented in accordance with accounting principles generally accepted in Canada. The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income and shareholders’ equity, are disclosed in Note 23 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2005 filed as part of the Company’s Form 20-F with the U.S. Securities and Exchange Commission and in Note 12 of Notes to Condensed Consolidated Financial Statements for the nine months ended September 30, 2006 contained in this report.

Certain statements in this Quarterly Report, including those about the Company’s future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “will”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2005 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this Quarterly Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands, Canadian dollars)

	September 30, 2006	December 31, 2005
ASSETS

Current assets:
Cash and cash equivalents	$7,658	$2,721
Short-term investments (includes compensating balances of $4,158 at September 30, 2006 and December 31, 2005)	38,675	32,363
Accounts receivable	13,400	10,694
Related party receivables (Note 9)	1,361	1,331
Related party notes receivable (Note 9)	1,860	1,552
Inventories (Note 3)	8,327	5,436
Prepaid expenses and deposits	931	599
Future income tax asset - current portion	3,039	2,370
Total current assets	75,251	57,066

Capital assets	5,724	3,095
Intangible assets (Notes 5 and 8)	4,827	4,722
Goodwill	1,494	1,494
Deferred development costs (Note 4)	1,317	1,657
Future income tax asset - long term portion	3,925	3,221
Total assets	$92,538	$71,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$11,934	$9,784
Related party payables (Note 9)	142	15
Notes payable (Note 10)	2,017	1,552
Deferred revenue and customer deposits	1,258	752
Provision for future warranty costs	902	693
Total current liabilities	16,253	12,796

Deferred gain on sale/leaseback of capital assets	259	342
Total liabilities	16,512	13,138

Commitments, contingencies and guarantees (Note 8)
Shareholders’ equity:
Capital stock (Note 6) (common shares issued and outstanding 8,500 at September 30, 2006 and 8,365 at December 31, 2005)	40,725	39,667
Contributed surplus	1,458	953
Retained earnings	33,843	17,497
Total shareholders’ equity	76,026	58,117
Total liabilities and shareholders’ equity	$92,538	$71,255

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(in thousands, except per share data, Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Revenues: (Note 9)
Product sales	$18,230	$13,791	$54,910	$44,805
NRE fees	793	504	3,528	2,333
Total revenues	19,023	14,295	58,438	47,138

Cost of sales (Note 9)
Cost of product sales:	6,296	5,200	20,684	17,273
Cost of NRE fees	609	414	2,170	1,458
Total cost of sales	6,905	5,614	22,854	18,731

Gross profit	12,118	8,681	35,584	28,407

Operating expenses:
Research and development	3,480	2,606	10,003	7,826
Selling and marketing	1,984	1,689	5,632	4,907
General and administration	2,031	1,520	5,617	5,154
Foreign exchange (gain) loss	(69)	196	79	236
Total operating expenses	7,426	6,011	21,331	18,123

Operating income	4,692	2,670	14,253	10,284

Interest income, net	468	218	1,135	541
Other expense	(56)	(16)	(139)	(60)
Benefit of investment tax credits	―	―	―	1,036

Income from operations before income taxes	5,104	2,872	15,249	11,801

Income taxes
Current provision	96	75	276	1,497
Future income tax (benefit) expense	(600)	(371)	(1,373)	(1,281)
Total income tax (benefit) expense	(504)	(296)	(1,097)	216

Net income	$5,608	$3,168	$16,346	$11,585

Net income per share (basic)	$0.66	$0.38	$1.94	$1.40
Weighted average shares outstanding (basic) (Note 6)	8,475	8,304	8,429	8,280

Net income per share (diluted)	$0.63	$0.36	$1.84	$1.32
Weighted average shares outstanding (diluted) (Note 6)	8,917	8,818	8,860	8,777

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (unaudited)
(in thousands, Canadian dollars)

					Total
	Common Shares		Contributed	Retained	Shareholders’
	Number	Amount	Surplus	Earnings	Equity

Balance January 1, 2006	8,365	$39,667	$953	$17,497	$58,117
Common shares issued pursuant to exercise of stock options (Note 11)	135	1,058	(212)	―	846
Stock-based compensation (Note 11)	―	―	717	―	717
Net income	―	―		16,346	16,346
Balance September 30, 2006	8,500	$40,725	$1,458	$33,843	$76,026

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands, Canadian dollars)

	Three Months Ended				Nine Months Ended
	September 30, 2006		September 30, 2005		September 30, 2006		September 30, 2005
Operating activities:
Net income		$5,608		$3,168		$16,346		$11,585
Charges and credits to operations not involving an outlay of cash:
Amortization		851		683		2,522		2,159
(Gain) loss on disposal of capital assets		15		―		(13)		4
Benefit of investment tax credits		―		―		―		(1,036)
Current income tax provision and future income tax benefit		(514)		(296)		(1,380)		132
Stock-based compensation expense (Note 11)		872		267		1,693		562
Accretion on royalty payable to CMC related to GPS OEM product line acquisition		―		5		―		18
Amortization of deferred gain on sale/leaseback of capital assets		(28)		(27)		(83)		(83)
Net change in non-cash working capital related to operations (Note 7)		331		(475)		(4,326)		(1,928)
Cash provided by operating activities		7,135		3,325		14,759		11,413
Financing activities:
Issuance of shares (Note 6)		373		312		846		400
Related party notes receivable		12		11		(351)		22
Notes payable		(14)		(11)		510		(22)
Receipts related to share offering costs		―		―		―		57
Effect of exchange rate changes on financing activities		2		―		(2)		―
Cash provided by financing activities		373		312		1,003		457
Increase in cash before investing activities		7,508		3,637		15,762		11,870
Investing activities:
Purchase of capital and intangible assets		(2,465)		(828)		(4,548)		(1,799)
Proceeds from disposal of capital assets		―		15		35		32
Purchase of short-term investments		(10,843)		(13,553)		(36,993)		(39,040)
Proceeds from short-term investments		9,358		11,489		30,681		26,647
Deposit related to the acquisition of Waypoint Consulting Inc.		―		(3,050)		―		(3,300)
Royalty payment relating to CMC Electronics OEM GPS business		―		―		―		(117)
Cash used in investing activities		(3,950)		(5,927)		(10,825)		(17,577)

Increase (decrease) in cash and cash equivalents		3,558		(2,290)		4,937		(5,707)
Cash and cash equivalents, beginning of period		4,100		5,532		2,721		8,949
Cash and cash equivalents, end of period		$7,658		$3,242		$7,658		$3,242

Interest paid related to bank advances and capital lease obligations	$	―	$	―	$	―	$	―

Income taxes paid		$10	$	―		$283		$91

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(in thousands, Canadian dollars, except per share data)

Note 1     Basis of Presentation and Nature of Business

The condensed consolidated financial statements for the nine month periods ended September 30, 2006 and September 30, 2005 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 12. The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The adjustments are of a normal recurring nature. The financial statements follow the same accounting policies and methods of their application as the audited annual consolidated financial statements for the year ended December 31, 2005, except as disclosed below. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2005 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

Note 2     Adoption of New Accounting Standards

Effective January 1, 2006, the Company adopted Emerging Issues Committee Abstract No. 157 Implicit Variable Interests Under AcG 15 (“EIC-157”). EIC-157 addresses whether a company has an implicit variable interest in a variable interest entity (“VIE”) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implementation of EIC-157 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2006, the Company adopted the accounting standards of Section 3831 of the CICA Handbook, Non-Monetary Transactions. Section 3831 replaced Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The adoption of Section 3831 did not have a material impact on the Company’s consolidated financial statements.

In April 2006, the Company adopted Emerging Issues Committee Abstract No. 159, “Conditional Asset Retirement Obligations” (“EIC”-159”). EIC-159 clarifies the accounting treatment for a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Under this EIC, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The implementation of EIC-159 did not have a material impact on the Company’s consolidated financial statements.

Note 3     Inventories

	September 30, 2006	December 31, 2005
Raw materials and components	$4,057	$2,378
Work-in-progress	1,145	552
Finished goods	3,125	2,506
	$8,327	$5,436
Note 4     Deferred Development Costs

	September 30, 2006	December 31, 2005
Deferred development costs	$2,900	$2,900
Accumulated amortization	(1,583)	(1,243)
	$1,317	$1,657

The Company has deferred certain costs related to the development of a certified aviation GPS receiver. The Company amortizes these deferred costs using a method similar to the unit-of-production method of amortization. The following table discloses the development costs which have been deferred and the related amortization.

	Three Months Ended				Nine Months Ended
	September 30, 2006		September 30, 2005		September 30, 2006		September 30, 2005
Deferred development costs	$	―	$	―	$	―	$	―
Amortization of deferred development costs		$73		$102		$340		$423

At September 30, 2006, the Company had deferred $1,317 of development costs, net of accumulated amortization. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which inter alia provides for certain guaranteed future payments over the following four years. Under the current business programs between the Company and CMC Electronics, the Company would expect these guaranteed future payments to recover approximately 52% of the $1,317 of deferred development costs outstanding as of September 30, 2006. Should future actual or estimated sales of this receiver be materially lower than that currently estimated, all or a portion of the deferred development costs would be charged to results of operations.

Note 5     Intangible Assets

	September 30, 2006			December 31, 2005
	Gross Value	Accumulated Amortization	Net Book Value	Gross Value	Accumulated Amortization	Net Book Value
Patents and trademarks	$4,600	$3,120	$1,480	$4,262	$2,860	$1,402
Technology	3,973	2,451	1,522	3,670	2,254	1,416
Software licences	4,089	2,821	1,268	3,691	2,458	1,233
Market presence of CMC Electronics OEM GPS and Waypoint’s product lines	906	349	557	906	235	671
Total intangibles	$13,568	$8,741	$4,827	$12,529	$7,807	$4,722

Amortization expense related to intangibles was $327 and $220 for the three months ended September 30, 2006 and 2005, respectively and $939 and $662 for the nine months ended September 30, 2006 and 2005, respectively. The weighted average amortization period is 6.9 years.

The estimated aggregate amortization expense for the years ending on December 31 is as follows:

2006	$1,249
2007	$1,079
2008	$906
2009	$730
2010	$528
2011	$413

Note 6     Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 8,500 common shares are outstanding as of September 30, 2006 (8,365 as of December 31, 2005).

Net income per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding. Diluted net income per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant. The options have vesting periods ranging from one to four years and expire between five and ten years from the date of the grant. As of September 30, 2006, the Company had issued 594 unexercised options to purchase common shares under its stock-based compensation plans.

A summary of the status of the Company’s stock option plans as of September 30, 2006, and changes during the nine month period ended on that date is presented below:

Options	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1, 2006	584	U.S. $7.46
Granted	148	39.35
Exercised	(135)	6.02
Forfeited	(3)	28.15
Outstanding at September 30, 2006	594	U.S. $15.75
Options exercisable at September 30, 2006	319	U.S. $5.80

The following table summarizes information about the stock option plans as of September 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
U.S.$ 32.50 to $39.58	153	4.6	U.S. $39.08	6	U.S. $32.50
$ 13.16 to $19.61	106	3.7	19.53	23	19.61
$ 7.50 to $11.25	95	0.9	8.03	94	8.00
$ 4.00 to $ 4.94	2	6.6	4.67	1	4.38
$ 2.25 to $ 3.44	212	5.9	2.35	169	2.37
$ 1.38 to $ 2.00	26	3.9	1.63	26	1.63
U.S.$ 1.38 to $39.58	594	4.3	U.S. $15.75	319	U.S. $5.80

The aggregate intrinsic value of options outstanding and exercisable at September 30, 2006 was U.S. $17,920 and U.S. $12,782 respectively. The total intrinsic value of options exercised during the nine month period ended September 30, 2006 was U.S. $4,359.

A summary of the Company’s unvested options as at September 30, 2006, and changes during the nine month period then ended, is presented below.

Options	Number of Options	Weighted Average Fair Value
Outstanding at January 1, 2006	254	U.S. $5.71
Granted	148	14.73
Vested	(124)	4.62
Forfeited	(3)	11.24
Outstanding at September 30, 2006	275	U.S. $10.99

The Company granted 143 options to purchase common shares of the Company to employees on April 28, 2006. The options have an exercise price of U.S. $39.58, vest over four years and expire five years from the date of grant. In addition, on July 18, 2006, the Company granted 6 options to purchase common shares of the Company to directors. The directors’ options have an exercise price of $33.89, vest over one year and expire five years from the date of grant.

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder:

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Weighted average common shares outstanding (basic)	8,475	8,304	8,429	8,280
Dilutive effect of options	442	514	431	497
Weighted average common shares outstanding (diluted)	8,917	8,818	8,860	8,777

The following table represents options that were excluded from the calculation of net income per share (diluted), due to an antidilutive effect as a result of the exercise price being higher than the market price of the stock in the period:

Three Months Ended		Nine Months Ended
September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
―	6	141	6

Note 7     Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Decrease (increase) in accounts receivables and related party receivables	$379	$1,319	$(2,736)	$81
Increase in inventories	(1,001)	(745)	(2,891)	(177)
Decrease (increase) in prepaid expenses and deposits	148	56	(332)	(348)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	603	(642)	918	(1,118)
Increase (decrease) in deferred revenue and customer deposits	153	(399)	506	(401)
Increase (decrease) in provision for future warranty costs	49	(64)	209	35
Net change in non-cash working capital	$331	$(475)	$(4,326)	$(1,928)

Note 8     Commitments, Contingencies and Guarantees

a) As at September 30, 2006, the Consolidated Balance Sheet included intangible assets (gross value $1,380, net book value $nil) related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (“Trimble”). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics Inc. (“CMC Electronics”) in April 1998. The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination. This matter has not been resolved as of September 30, 2006. The Company does not expect this issue to materially affect the financial position, results of operations, or liquidity of the Company.

b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

On July 6, 2006, the Company received notice that a Statement of Claim had been filed in the Province of Alberta alleging a breach of confidential information and a non-disclosure agreement by the Company and its Chief Technology Officer relating to the development of new technology and an associated U.S. patent application for the seismic industry. The Company has sought legal advice on this matter and believes that the claim is without merit. The Company intends to vigorously defend the action. In the opinion of management, the ultimate liability with respect to this matter is not expected to materially affect the financial position or results of operations.

c) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties. Historically, the Company has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

d) In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, and between the Canadian dollar and the Euro. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions. The process includes linking hedging instruments to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in cash flows of hedged items. The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar and Euro denominated revenues. The contracts are not used for trading or speculative purposes. Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar and Euro revenues beyond 60 days are applied against the underlying revenues when these revenues are recognized.

Effective July 18, 2006, the Company has discontinued the designation of certain new forward foreign currency contracts as hedges against forecasted transactions. Any gains or losses relating to these contracts have been recorded in the consolidated statement of operations for the three month period ended September 30, 2006.

At September 30, 2006, the Company had forward foreign currency contracts to sell U.S. $13,500 between October 31, 2006 and June 29, 2007 at rates between $0.8599 and $0.9132 U.S. dollar per Canadian dollar. In addition, the Company had forward currency contracts to sell €555 between December 29, 2006 and June 29, 2007 at an average rate of €0.6972 per Canadian dollar.

The carrying values of other financial instruments, which include cash equivalents and short-term investments, accounts receivable, related party receivables, related party notes receivable, deposits, accounts payable, related party payables, notes payable and customer deposits approximate their fair value because of the near-term maturity of these instruments.

Note 9     Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Product sales to Point, Inc.	$819	$613	$2,049	$1,815
Services provided to Point, Inc.	39	36	125	115
Engineering services charged by Point, Inc.	132	96	146	374
Engineering services charged to Point, Inc.	116	281	188	729
Inventory purchased from Point, Inc.	12	―	46	3

Related party receivables at September 30, 2006 consist of $1,361 from Point, Inc. ($1,331 at December 31, 2005). Related party payables at September 30, 2006 consist of amounts due to Point, Inc. of $142 ($15 at December 31, 2005).

The related party notes receivable of $1,860 ($1,552 at December 31, 2005) reflects the Company’s interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of U.S. $6,915. The loans are secured by the assets of Point, Inc., bear interest at 5.5% (3% prior to October 1, 2006) and are due on October 31, 2006 (see Note 10).

On February 3, 2006, the Company and Sokkia advanced U.S. $1,585 in new loans to Point, Inc. with the Company’s share being U.S. $637.

On November 24, 2006, the Company and Sokkia invested U.S. $5,330 (the Company’s share being U.S. $2,612) in the common shares of Point, Inc. The Company’s ownership percentage of Point, Inc. remained unchanged as a result of this transaction.

    On November 27, 2006, Point, Inc. repaid U.S. $5,330 (the Company’s share being $2,612) of loans outstanding with the Company and Sokkia.

Note 10     Investment in Point, Inc.

The Company and Sokkia. participate in a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis. The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc.

	September 30, 2006	December 31, 2005
Current assets	$1,842	$1,332
Non-current assets	180	118
Total assets	$2,022	$1,450

Current liabilities	$2,823	$2,729
Long-term liabilities	―	—
Total liabilities	$2,823	$2,729

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Revenues	$2,163	$1,412	$6,478	$4,607
Gross profit	609	456	1,917	1,391
Expenses	473	517	1,588	1,734
Income (loss)	$136	$(61)	$329	$(343)

Cash provided by (used in)
Operating activities	38	174	(451)	107
Investing activities	(22)	(36)	(120)	(102)
Financing activities	11	(1)	560	11
Effect of exchange rate changes on financing activities	(11)	(86)	(95)	(57)

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $2,017($1,552 at December 31, 2005). The loans are secured by the assets of Point, Inc., bear interest at 5.5% (3% prior to October 1, 2006) and are due on October 31, 2006. On February 3, 2006, the Company and Sokkia advanced U.S. $1,585 in new loans to Point, Inc. with the Company’s share being $637. As of September 30, 2006, Point, Inc. has borrowed U.S. $6,915 in aggregate from the Company and Sokkia.

On November 24, 2006, the Company and Sokkia invested U.S. $5,330 (the Company’s share being U.S. $2,612) in the common shares of Point, Inc. The Company’s ownership percentage of Point, Inc. remained unchanged as a result of this transaction.

    On November 27, 2006, Point, Inc. repaid U.S. $5,330 (the Company’s share being $2,612) of loans outstanding with the Company and Sokkia.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution, sales and financing. Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired. If the existing loans to Point, Inc. of U.S. $6,915 were ultimately not repaid by Point, Inc. to the Company and Sokkia, and/or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of September 30, 2006, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $400 comprised primarily of working capital related items and the costs that would be incurred to cease operations. These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

Note 11     Stock-Based Compensation

At September 30, 2006, the Company had issued 594 unexercised options to employees and directors to purchase common shares under its stock-based compensation plans (see Note 6).

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002, as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to contributed surplus. The Company recognized stock-based compensation expense related to stock options of $290 and $717 for the three and nine month periods ended September 30, 2006, respectively, ($185 and $390 in the three and nine month periods ended September 30, 2005, respectively).

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2006 and 2005: dividend yield of 0%; expected lives of 3 years; expected volatility of between 66% and 84% and a risk-free interest rate of between 3.34% and 4.31%.

On April 28, 2006, the Company granted 143 options to purchase common shares of the Company to employees. The options have an exercise price of U.S. $39.58, vest over four years and expire five years from the date of grant.

On July 18, 2006, the Company granted 6 options to purchase common shares of the Company to directors. The options have an exercise price of US $33.89, vest over one year and expire five years from the date of grant.

The weighted average fair values of options granted in the nine months ended September 30, 2006 and 2005 were U.S. $14.73 and U.S. $9.61, respectively.

On January 1, 2004, the Company established a new Long Term Incentive Plan (“LTI Plan”), which authorized the grant of approximately 44 phantom shares to employees of the Company. All grants of phantom shares under the LTI Plan have a three-year cliff vesting and will vest on December 31, 2006, if certain performance objectives are achieved. Payments under the LTI Plan are made in cash.

As of September 30, 2006, the Company estimated that the fair value of the granted and outstanding phantom shares was $2,114 based on a 20-day average price of the Company’s common shares.

For the three and nine month periods ended September 30, 2006, the Company recognized $582 and $976, respectively, in compensation expense related to phantom shares ($82 and $172 respectively, in the three and nine month periods ended September 30, 2005).

Note 12     Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a)     Deferred Development Costs (see Note 4)

As of September 30, 2006, the Company had deferred $1,317 of development costs, net of accumulated amortization, related to the development of a certified aviation GPS receiver. In the three and nine month periods ended September 30, 2006 and 2005, the Company deferred $nil of development costs in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the three and nine month periods ended September 30, 2006, the Company amortized $73 and $340 of deferred development costs, respectively, in accordance with Canadian GAAP ($102 and $423 in the three and nine month periods ended September 30, 2005, respectively). Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

In addition, for Canadian GAAP purposes, in connection with the recognition of prior years’ investment tax credits, the Company reduced the deferred development costs by $164 in the nine month period ended September 30, 2005. Under U.S. GAAP, this cost would have been expensed when the originating expenditures were incurred.

b)	Stock-Based Compensation

At September 30, 2006, the Company had issued 594 unexercised options to employees and directors to purchase common shares under its stock-based compensation plans (see Note 6).

On January 1, 2004, the Company established a new Long Term Incentive Plan (“LTI Plan”), which authorized the grant of approximately 44 phantom shares to employees of the Company. All grants of phantom shares under the LTI Plan have a three-year cliff vesting and would vest on December 31, 2006, if certain performance objectives are achieved. Payments under the LTI Plan are made in cash.

Effective January 1, 2004, under Canadian GAAP, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. SFAS 123R also modifies certain measurement and expense recognition provisions of SFAS 123 that impact the Company, including the requirement to estimate employee forfeitures each period when recognizing compensation expense and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award, resulting in differences from Canadian GAAP. Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation to employees and directors using the intrinsic value method in accordance with APB Opinion No. 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense related to the Company’s stock options had been recognized in the Company’s consolidated statement of operations for U.S. GAAP purposes, as the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Effective January 1, 2006, under U.S. GAAP, the Company adopted SFAS 123R using the modified prospective transition method and accordingly, the results of prior periods have not been restated. As a result, the Company’s financial statements for fiscal periods after December 31, 2005 include stock-based compensation expenses that are not comparable to financial statements of fiscal periods prior to December 31, 2005. SFAS 123R requires stock-based compensation to be estimated using the fair value on the date of grant using an option pricing model. Under the modified prospective method, the Company expenses the value of the portion of the stock based awards that is expected to vest over the related employees’ requisite service periods for U.S. GAAP purposes. The adoption of SFAS 123R under U.S. GAAP created differences in the accounting treatment of stock based compensation from Canadian GAAP, relating primarily to the application of forfeiture rates.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model, consistent with the provisions of SFAS 123R, and the Company’s prior period pro forma disclosures of net income, including share-based compensation. The key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected term of the options, the expected volatility of the Company’s stock, the risk-free rate, annual forfeiture rate and the Company’s dividend yield. The expected term of the options is estimated based on historical grants with similar vesting periods. The expected volatility of the Company’s stock is estimated using the daily historical stock prices over a prior period in relation to the expected term of the award. The Company believes that the Black-Scholes option pricing model utilized to develop the underlying assumptions is appropriate in calculating the fair values of the Company’s stock options.

The phantom shares are accounted for as a liability award under U.S. GAAP and are remeasured to fair value at the end of each reporting period. The Company estimates the fair value of the phantom shares granted under the LTI Plan based on an option pricing model (Black-Scholes). The fair value estimated using the Black-Scholes model is consistent with the market value of the Company’s common shares at each reporting date.

SFAS 123R requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. As share-based compensation expense recognized in the consolidated statement of operations for the nine months ended September 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Prior to the adoption of SFAS 123R, the Company recognized forfeitures as they occurred. The Company recorded a gain of $23 as a cumulative effect of an accounting change, as a result of the change in accounting for forfeitures under SFAS 123R. In the Company’s pro forma information required under SFAS 123 for the period prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

As of September 30, 2006, the annual forfeiture rates applied to the Company’s stock option plans and the phantom share awards were 2% and 2.4%, respectively.

Stock-based compensation under U.S. GAAP recorded during the three and nine month periods ended September 30 was as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2006	September 30, 2005		June 30, 2006	September 30, 2005
Stock-based compensation:
Stock option expense	$283	$	―	$688	$	―
Phantom share expense	576		82	973		172
Total stock-based compensation expense reported	$859		$82	$1,661		$172

The compensation cost that has been charged against income for the Company’s share-based award plans was $859 and $1,661 respectively for the three and nine months ended September 30, 2006 ($82 and $172, respectively for the three and nine months ended September 30, 2005). The total income tax benefit recognized in the statements of operations for stock-based award compensation was nil for the three and nine months ended September 30, 2006 and 2005.

As of September 30, 2006, there was $2,870 of unrecognized compensation cost related to the Company’s stock option plans that is expected to be recognized over a weighted average period of 2.57 years. As of September 30, 2006, there was $174 of total unrecognized compensation cost related to the Company’s phantom share awards granted which is expected to be recognized over a weighted average period of 0.25 years.

Cash received from exercise under all share-based payment arrangements was $373 and $846 respectively for the three and nine months ended September 30, 2006 ($312 and $400 respectively for the three and nine months ended September 30, 2005). Tax benefits realized by the Company related to these exercises were nil.

On May 13, 2005, the Company granted 112 options to employees to purchase common shares of the Company. The options had an exercise price of U.S. $19.61, vest over four years and expire five years from the date of grant. The fair value of the options granted (U.S. $9.15) was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used; dividend yield of 0%; expected lives of 3 years; a risk-free interest rate of 3.34%, and expected volatility of 84%.

On July 29, 2005, the Company granted 6 options to purchase common shares of the Company to directors. The options have an exercise price of U.S. $32.50, and vested on July 29, 2006, one year from the date of grant. The fair value of the options granted (U.S. $18.03) was estimated using the Black-Scholes option pricing model with the following weighted average assumptions used: dividend yield of 0%, expected lives of 3 years; a risk-free interest rate of 3.34%, and expected volatility of 84%.

On April 28, 2006, the Company granted 143 options to purchase common shares of the Company to employees. The options have an exercise price of U.S. $39.58, vest over four years and expire five years from the date of grant. The fair value of the options granted (U.S. $14.64) was estimated using the Black-Scholes option pricing model with the following weighted average assumptions used: dividend yield of 0%; expected lives of 3 years; a risk-free interest rate of 4.14%, and expected volatility of 66%.

On July 18, 2006, the Company granted 6 options to purchase common shares of the Company to directors. The options have an exercise price of $33.89, vest over one year and expire five years from the date of grant. The fair value of the options granted (U.S. $16.78) was estimated using the Black Scholes option pricing model with the following weighted average assumptions used: dividend yield of 0%, expected lives of 3 years; a risk free interest rate of 4.31%; and expected volatility of 71%.

Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income and net income per share for the three and nine months ended September 30, 2005 would have been as follows:

		Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005

Net income - U.S. GAAP	As reported	$3,486	$12,655
Less: Fair value of stock options		148	355

Net income - U.S. GAAP	Pro forma	$3,338	$12,300

Net income -per share (basic)	As reported	$0.42	$1.53
Pro forma		$0.40	$1.49

Net income -per share (diluted)	As reported	$0.40	$1.44
Pro forma		$0.38	$1.40

c)     Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 (“SFAS 133”). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in income unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net income. The Company’s foreign exchange contracts entered into prior to July 18, 2006 have been accounted for as cash flow hedges and those contracts entered into after July 18, 2006 have been accounted for as fair value hedges.

Under U.S. GAAP, SFAS 133 would result in an increase in total assets of $32 as of September 30, 2006 (a $192 increase as of December 31, 2005) related to the fair value of the Company’s foreign exchange contracts.

d)	Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line. The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence. Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders’ carrying value would be accounted for as a reduction of equity.

e)	Investment in Joint Ventures

The accounts of the Company’s 49% joint venture interest in Point, Inc. are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in this joint venture would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

f)     Provision for Future Warranty Costs

The changes in the provision for future warranty costs during the nine month periods ended September 30, 2006 and September 30, 2005 are as follows:

	September 30, 2006	September 30, 2005
Opening balance, beginning of period	$693	$538
Additions to provision	550	196
Costs incurred	(341)	(161)
Ending balance, end of period	$902	$573

g)     Investment Tax Credits

Under Canadian GAAP, the Company uses the cost reduction method to account for its investment tax credits. The investment tax credits relate to certain research and development expenses and are recognized when there is reasonable assurance that the Company will be able to realize the benefit of these credits. In the nine month period ended September 30, 2005, the Company recognized $1,200 ($nil in the nine month period ended September 30, 2006) of investment tax credits, of which $1,036 was recorded on the statement of operations as a benefit of investment tax credits and $164 was recorded as a reduction of deferred development costs on the balance sheet.

Under U.S. GAAP, the Company would use the flow through method to account for its investment tax credits and would record the recognition of the $1,200 of investment tax credits in 2005 as a reduction of the current income tax provision.

The net effect of these reconciling items would be an increase in net income of $164 in the nine month period ended September 30, 2005 under U.S. GAAP.

h)     Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

i)     Summary of the Differences between Canadian and U.S. GAAP

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Net income from operations - Canadian GAAP	$5,608	$3,168	$16,346	$11,585

Adjustments to U.S. GAAP
Amortization of deferred development costs (a)	73	102	340	423
Reduction of deferred development costs related to recognition of investment tax credits (a)	—	—	—	164
Stock-based compensation expense (b)	14	185	33	390
Amortization of intangibles acquired from CMC Electronics (d)	32	31	94	93

Net income before cumulative effect of accounting change - U.S.GAAP	$5,727	$3,486	$16,813	$12,655
Cumulative effect of accounting changes (b)	―	―	23	―

Net income - U.S. GAAP	$5,727	$3,486	$16,836	$12,655

Net unrealized gain on foreign exchange contracts (c)	7	359	175	382
Reclassification to income of gains and losses on cash flow hedges	(169)	(7)	(335)	(161)
Comprehensive income	$5,565	$3,838	$16,676	$12,876

	September 30, 2006	December 31, 2005
Total Assets

Canadian GAAP	$92,538	$71,255
Adjustments to U.S. GAAP
Deferred development costs (a)	(1,317)	(1,657)
Fair value of financial instruments (c)	32	192
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(88)	(182)
U.S. GAAP	$91,165	$69,608

Total Shareholders’ Equity

Canadian GAAP	$76,026	$58,117

Adjustments to U.S. GAAP
Deferred development costs (a)	(1,317)	(1,657)
Stock based compensation (b)	26	—
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(492)	(492)
Amortization of intangibles acquired from CMC Electronics (d)	404	310

U.S. GAAP - before other comprehensive income	$74,647	$56,278

Accumulated other comprehensive income	32	192

U.S. GAAP - including accumulated other comprehensive income	$74,679	$56,470

j)     Net Income per Share

Net income per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Net Income per share

Canadian GAAP - basic	$0.66	$0.38	$1.94	$1.40
U.S. GAAP - basic	$0.68	$0.42	$1.99	$1.53

Canadian GAAP - diluted	$0.63	$0.36	$1.84	$1.32
U.S. GAAP - diluted	$0.64	$0.40	$1.90	$1.44

k)     Consolidated Statement of Cash Flows

The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Cash flow provided by operations - Canadian GAAP	$7,135	$3,325	$14,759	$11,413
Adjustments to U.S. GAAP
Royalty payment relating to CMC Electronics’ OEM GPS business (d)	―	―	―	(117)
Cash flow provided by operations - U.S. GAAP	$7,135	$3,325	$14,759	$11,296

Cash flow provided by financing activities - Canadian GAAP	373	312	1,003	457
Adjustments to U.S. GAAP	―	―	―	―
Cash flow provided by financing activities - U.S. GAAP	373	312	1,003	457

Cash flow used in investing activities - Canadian GAAP	(3,950)	(5,927)	(10,825)	(17,577)
Adjustments to U.S. GAAP
Royalty payment relating to CMC Electronics’ OEM GPS business (d)	―	―	―	117
Cash used in investing activities - U.S. GAAP	(3,950)	(5,927)	(10,825)	(17,460)

Increase (decrease) in cash and cash equivalents	3,558	(2,290)	4,937	(5,707)
Cash and cash equivalents, beginning of period	4,100	5,532	2,721	8,949
Cash and cash equivalents, end of period	$7,658	$3,242	$7,658	$3,242

l)     New Canadian and U.S. GAAP Accounting Pronouncements

Canadian Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement” and Section 3865, “Hedges”. The new standards increase harmonization with U.S. GAAP and will require the following:

• Financial assets will be classified as either held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the consolidated balance sheet under shareholders’ equity called other comprehensive income (“OCI”); and

• Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

The above guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year. The impact of implementing these new standards is not yet determinable as it is highly dependent on fair values, outstanding positions and hedging strategies at the time of adoption.

In July 2006, the Emerging Issues Committee issued Abstract No. 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date”. This EIC discusses how compensation cost attributable to a stock-based award for a compensation plan that contains provisions that allow an employee to continue vesting after the employee has retired from the entity should be accounted for in the case of an employee who is eligible to retire at the grant date or who will become eligible to retire during the vesting period. In the case of an employee who is eligible to retire at the grant date, this EIC concludes that compensation should be recognized on the grant date. In the case of an employee who will become eligible to retire during the vesting period, the compensation cost should be recognized over the period from the grant date to the date the employee becomes eligible to retire. The implementation of this EIC is not expected to have a material impact on the Company’s consolidated financial statements.

Commencing with the Company’s 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

In early 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

U.S. Pronouncements

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”).  SFAS 157 provides accounting guidance on the definition of fair value and establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt the provisions of SFAS 157 on January 1, 2008.  The Company is currently assessing the impact of the adoption of SFAS 157 on its results of operations and financial condition.

    In September 2006, the SEC Staff issued Staff Accounting Bulletin 108, “Quantifying Misstatements in the Financial Statements” (“SAB 108”). SAB 108 requires that misstatements identified in the current year financial statements that result from misstatements of prior year financial statements be quantified and evaluated using a dual approach that includes both an income statement and balance sheet assessment of any misstatement. The guidance is effective for fiscal years ending after November 15, 2006. The company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”).  EITF 06-3 provides guidance on how taxes directly imposed on revenue producing transactions between a seller and customer that are remitted to governmental authorities should be presented in the income statement (i.e. gross versus net presentation).  EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006.  The Company will adopt the provisions of EITF 06-3 on January 1, 2007.  The Company is currently in the process of assessing the impact of EITF 06-3 on the presentation of its results of operations and financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) entitled “Accounting for Uncertain Tax Positions” - an interpretation of SFAS No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The evaluation of a tax position in accordance with this interpretation is a two-step process. Under the recognition step an enterprise determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. Under the measurement step a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted. Management is in the process of reviewing the requirements of this interpretation.

In February 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives. SFAS 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In addition, it amends SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt the provisions of SFAS 155 on January 1, 2007. The implementation of SFAS 155 is not expected to have a material impact on the Company’s results of operations and financial condition.

In June 2005, the FASB published an exposure draft containing proposals to change the accounting for business combinations. The proposed standards would replace the existing requirements of the FASB’s Statement No. 141, Business Combinations. The proposals would result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. Additionally, the proposals would result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition being recognized generally as expenses when incurred rather than capitalized as part of the business combination. The FASB also published an exposure draft that proposes, among other changes, that non-controlling interests be classified as equity within the consolidated financials statements. The FASB’s proposed standard would replace Accounting Research Bulletin No. 51, Consolidated Financial Statements.

Note 13     Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company. It should be read in conjunction with the selected financial data and the condensed consolidated financial statements of the Company and the notes thereto included elsewhere in this Quarterly Report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.

The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company has reconciled the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Such reconciliation is set forth in Note 12 of the condensed consolidated financial statements of the Company included elsewhere in this Quarterly Report.

Executive Overview

NovAtel designs, markets and sells high-precision GPS and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. Unless the context requires otherwise, references herein to “NovAtel” or the “Company” refer to NovAtel Inc., including its interest in its joint venture, Point.

The Company’s goal is to become the leading provider of high precision GPS component technology and subsystems. In order to achieve this objective, NovAtel’s management focuses on achieving average long-run organic revenue growth of 15% to 20% per year (prior to currency fluctuations). Since the Company’s top ten customers generated 64% of revenue in 2005, NovAtel’s ability to achieve its revenue projections and revenue growth will be largely dependent on maintaining successful relationships with its key customers and strategic partners, as well as forming relationships with new key OEM customers.

A substantial portion of the Company’s operating costs are relatively fixed in the short-term, and consequently, NovAtel’s short-term profitability is largely dependent on achieving projected revenues and forecasted gross margins as a percentage of revenue.

In order for the Company to maintain its technology position within its market, the Company’s management believes that continued significant investment in research and product development programs is required and expects research and development costs, net of customer funding, will be 16% to 19% of revenue in the near term.

As part of the Company’s growth strategy, the Company also focuses on managing working capital, particularly inventory and trade accounts receivable.

The Company uses performance based incentive programs for both senior management and employees. Incentive pay under these programs is dependent on the Company achieving certain corporate objectives, such as operating income targets.

Most of the Company’s revenues (over 95% in 2005) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations.

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities, certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

NovAtel’s consolidated financial statements include a 49% proportionate share of the accounts of Point, a geomatics joint venture with Sokkia, as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. The Company’s consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point’s Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point’s balance sheet.

Revenue and Expenses

Revenues include product sales and NRE fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, WAAS type receivers and end user products primarily for the survey and mapping market. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence, and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel’s sales to Point, net of intercompany eliminations, and NovAtel’s 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company’s precision positioning technology for critical components in civil air traffic navigation, flight management systems, and certain military applications.

The Special Applications category is made up of marine, precision agriculture, unmanned vehicles, construction/grading, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.

The Company typically maintains control of the technology developed under NRE contracts allowing it to use these technologies to improve its current products and develop new products and solutions.

Total revenue has increased year over year from 2001 to 2005 at a compounded annual growth rate of 22% through sales to new customers as well as through sales of additional products and services to existing customers.

Cost of product sales consists primarily of the cost of the raw materials and components, labour, manufacturing overhead and provisions for obsolete inventory and provisions for warranty obligations. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of compensation and benefit costs of engineering personnel, contracted research and development expenses, amortization of purchased technology, amortization of equipment costs, and facility and computer support costs. Research and development expenses are reduced to the extent they are funded under customer contracts and other engineering development contracts.

Selling and marketing expenses consist primarily of compensation and benefit costs of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agent’s commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of compensation and benefit costs of administrative personnel, professional fees such as legal, audit and insurance costs, corporate overhead, computer support costs and facilities expenses.

Critical Accounting Policies and Accounting Estimates

The Company applies a number of critical accounting policies and estimates in preparing the consolidated financial statements. There have been no material changes to the Company’s critical accounting policies and estimates since December 31, 2005. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Accounting Estimates” in the Company’s Form 20-F for the year ended December 31, 2005.

STATEMENT OF OPERATIONS DATA (1) (unaudited)
(in thousands, Canadian dollars, except per share data)

	Three Months Ended			Nine Months Ended
	September 30, 2006	September 30, 2005	% Change	September 30, 2006	September 30, 2005	% Change
Revenues:
Product sales	$18,230	$13,791	32.2%	$54,910	$44,805	22.6%
NRE fees	793	504	57.3%	3,528	2,333	51.2%
Total revenues	19,023	14,295	33.1%	58,438	47,138	24.0%

Cost of sales:
Cost of product sales	6,296	5,200	21.1%	20,684	17,273	19.7%
Cost of NRE fees	609	414	47.1%	2,170	1,458	48.8%
Total cost of sales	6,905	5,614	23.0%	22,854	18,731	22.0%

Gross profit	12,118	8,681	39.6%	35,584	28,407	25.3%

Operating expenses:
Research and development	3,480	2,606	33.5%	10,003	7,826	27.8%
Selling and marketing	1,984	1,689	17.5%	5,632	4,907	14.8%
General and administration	2,031	1,520	33.6%	5,617	5,154	9.0%
Foreign exchange (gain) loss	(69)	196	N/A	79	236	(66.5)%
Total operating expenses	7,426	6,011	23.5%	21,331	18,123	17.7%

Operating income	4,692	2,670	75.7%	14,253	10,284	38.6%

Interest income, net	468	218	>100%	1,135	541	>100%
Other expense	(56)	(16)	>100%	(139)	(60)	>100%
Benefit of investment tax credits	―	―	N/A	―	1,036	(100)%

Income from operations before income taxes	5,104	2,872	77.7%	15,249	11,801	29.2%

Income taxes
Current provision	96	75	28.0%	276	1,497	(81.6)%
Future income tax expense (benefit)	(600)	(371)	61.7%	(1,373)	(1,281)	7.2%
Total income tax expense (benefit)	(504)	(296)	70.3%	(1,097)	216	N/A

Net income	$5,608	$3,168	77.0%	$16,346	$11,585	41.1%

Net income per share (basic)	$0.66	$0.38		$1.94	$1.40

Weighted average shares outstanding (basic)	8,475	8,304		8,429	8,280

Net income per share (diluted)	$0.63	$0.36		$1.84	$1.32

Weighted average shares outstanding (diluted)	8,917	8,818		8,860	8,777

STATEMENT OF OPERATIONS DATA (1), (2) (unaudited)
(in thousands, U.S. dollars, except per share data)

Nine Months Ended September 30, 2006 (2)
Revenues:
Product sales	$48,354
NRE fees	3,107
Total revenues	51,461

Cost of sales:
Cost of product sales	18,214
Cost of NRE fees	1,912
Total cost of sales	20,126

Gross profit	31,335

Operating expenses:
Research and development	8,809
Selling and marketing	4,960
General and administration	4,946
Foreign exchange gain	69
Total operating expenses	18,784

Operating income	12,551

Interest income, net	999
Other expense	(122)

Income from operations before income taxes	13,428

Income taxes
Current provision	243
Future income tax expense (benefit)	(1,209)
Total income tax expense (benefit)	(966)

Net income	$14,394

Net income per share (basic)	$1.71
Weighted average shares outstanding (basic)	8,429

Net income per share (diluted)	$1.62
Weighted average shares outstanding (diluted)	8,860

Balance Sheet Data (1):
(in thousands, Canadian dollars)

	December 31, 2005	September 30, 2006	U.S. $ Equivalent September 30, 2006 (2)

Working capital	$44,270	$58,998	$51,954
Total assets	71,255	92,538	81,489
Total shareholders’ equity	58,117	76,026	66,948

(1) The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 12 of the Notes to condensed Consolidated Financial Statements contained in this report.

(2) Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of U.S. $0.8806 per CDN $1.00 which was the exchange rate as of October 12, 2006. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

Three Month Period Ended September 30, 2006 Compared to Three Month Period Ended September 30, 2005

Revenues

Total revenues were $19.0 million in the third quarter of 2006, representing a 33% increase over the $14.3 million revenue in the third quarter of 2005, despite the adverse impact of a weaker U.S. dollar relative to the Canadian dollar. Since the majority of the Company’s revenue is denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel’s revenues. NovAtel’s U.S. dollar denominated revenue declined to an average of CDN $1.12 per U.S. dollar in the third quarter of 2006 from an average of CDN $1.21 per U.S. dollar in the third quarter of 2005, a decline of approximately 7%. The following table sets out revenues of the Company by the categories indicated for the three month periods ended September 30, 2006 and September 30, 2005 and revenues as a percentage of total revenue.

	Three Months Ended ($ thousands)
	September 30, 2006		September 30, 2005		Change
	$	%	$	%	$	%
Geomatics	$3,315	18%	$3,010	21%	$305	10%
Aerospace & Defence	3,065	16%	1,368	10%	1,697	124%
Special Applications	12,636	66%	9,832	69%	2,804	29%
Other	7	―%	85	―%	(78)	(92)%
TOTAL	$19,023	100%	$14,295	100%	$4,728	33%

Geomatics

Geomatics revenue was $3.3 million in the third quarter of 2006, an increase of 10% from the $3.0 million revenue in the third quarter of 2005, due primarily to increased shipments of a recently launched new survey product by Point, Inc.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing shipments of product revenue from the Company to Point, Inc. from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point. As of September 30, 2006, the Company had deferred revenue related to product shipments to Point of approximately $950,000, after inter-company eliminations.

In April 2006, Point, Inc.’s operations were restructured, with the primary change being the transfer of the responsibility for sales in North and South America to Sokkia. The Company continues to work with Point, Inc.’s management and Sokkia to improve the operating results of Point, Inc.

Aerospace and Defence

Aerospace and Defence sales were $3.1 million for the third quarter of 2006, an increase of 124% from $1.4 million for the third quarter of 2005. The Company’s Aerospace and Defence revenues are highly dependent on the timing of large, government-funded programs. The increase in Aerospace and Defence revenues of the Company in the third quarter of 2006 relative to the third quarter of 2005 stems from revenues with Raytheon Company in the current quarter of $1.4 million, compared to $702,000 in the third quarter of 2005.

In 2005, the Company received an initial contract for a portion of the Galileo Reception Chain (“GRC”) reference receiver development as part of the European Galileo program. The initial contract was valued at €1.3 million and has subsequently been extended in 2006 to a value of up to €3.3 million. Should the contract proceed to a full award, the program may have a value up to €6.3 million over the next two and a half years with delivery of up to 25 receivers subsystems by mid-2008. The Company recognized $98,000 in revenue in the third quarter of 2006 relating to this contract, compared to $nil revenue in the third quarter of 2005.

In October 2004, the Canadian Space Agency (“CSA”) awarded a contract to the Company for demonstration and prototype receiver development for the European Galileo system. The value of CSA’s contribution to NovAtel under the contract is $997,000, of which $595,000 was recognized as revenue in 2005. This contract was completed in the first half of 2006.

In November 2005, the Company commenced work on the Galileo Safety of Life project under a CSA contract with CMC Electronics. The Company expects to receive $500,000 of funding on this program over approximately 18 months, with equipment deliveries scheduled for May 2007.

Special Applications

Special Applications revenues were $12.7 million in the third quarter of 2006, an increase of 29% from the $9.8 million in the third quarter of 2005. The increase was primarily attributable to higher product shipments to Leica Geosystems of $1.8 million. In addition, revenue from the Waypoint related product lines, which were acquired in October 2005, were $485,000 in the third quarter of 2006. The Company expects that revenue with Leica Geosystems will comprise 22% to 25% of total revenue in 2006.

Revenues by Geographic Market

The Company derived approximately 54% of its total revenues from the sale of its products to countries outside the United States and Canada in the third quarter of 2006 compared to 53% in the third quarter of 2005. Revenues from international sales increased to $10.2 million in the third quarter of 2006 from $7.5 million in the third quarter of 2005, mainly as a result of increased sales to Leica Geosystems in Switzerland, and higher sales to other customers in Europe.

Gross Profit. Gross profit increased to $12.1 million in the third quarter of 2006 from $8.7 million in the third quarter of 2005, primarily as a result of increased revenue. Gross profit as a percentage of total revenues was 63.7% in the third quarter of 2006 compared to 60.7% in the third quarter of 2005, with the increase attributable to a change in the product mix, including the sale of higher margin aviation hardware products and the benefit of the Waypoint software product line acquired on October 1, 2005.

Research and development. Research and development expenses increased 34% from $2.6 million in the third quarter of 2005 to $3.5 million in the third quarter of 2006 and increased marginally as a percentage of total revenues from 18.2% in the third quarter of 2005 to 18.3% in the third quarter of 2006. The increase in research and development expenses is primarily attributable to higher employee compensation and benefit costs of $866,000, higher recruiting and relocation costs of $63,000, higher amortization costs of $61,000, and higher costs for facilities and IT support services of $52,000, partially offset by higher recovery of expenses from customer funded programs of $117, 000 and lower material/services costs of $95,000. The Company believes that significant investments in research and development are required to maintain its technology and compete in its business. The Company expects to spend approximately 17% to 19% of revenue in research and development activities in 2006.

Selling and marketing. Selling and marketing expenses increased 17% from $1.7 million in the third quarter of 2005 to $2.0 million in the third quarter of 2006 but decreased as a percentage of revenue from 11.8% in the third quarter of 2005 to 10.4% in the third quarter of 2006. The increase in selling and marketing costs in the current quarter was due primarily to higher employee compensation and benefit costs of $221,000, higher costs for facilities and IT support services of $85,000, higher travel costs of $40,000, and higher external commission costs of $40,000, partially offset by lower provision for doubtful customer accounts receivable of $37,000. The Company expects to spend approximately 9.5% to 10.5% of revenue in selling and marketing activities in 2006.

General and administration. General and administration expenses increased 34% from $1.5 million in the third quarter of 2005 to $2.0 million in the third quarter of 2006 and increased marginally as a percentage of revenue from 10.6% in the third quarter of 2005 to 10.7% in the third quarter of 2006. The increase in general and administration expenses was a result of higher employee compensation and benefit costs of $289,000, higher professional fees for legal and audit services of $159,000 and higher amortization costs of $67,000. The Company expects to spend approximately 9.5% to 10.5% of revenue in general and administration activities in 2006.

Foreign exchange (gain) loss. The Company recorded a foreign exchange gain of $69,000 in the third quarter of 2006, primarily as a result of relative changes in the Canadian dollar to U.S. dollar exchange rate in the third quarter of 2006, compared to a foreign exchange loss of $196,000 in the third quarter of 2005.

Interest income, net. The Company earned net interest income of $468,000 in the third quarter of 2006 compared with $218,000 in the third quarter of 2005, with the increase attributable to higher cash balances being available for investment and higher interest rates. The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Provision for Current Income Taxes and Future Income Tax Benefit. The provision for current income taxes consisted primarily of a provision for income tax payable in the U.S., the U.K. and Australia. The provision for current income taxes was $96,000 in the third quarter of 2006, compared to $75,000 in the third quarter of 2005. The increase was mainly attributable to the opening of new foreign offices.

In the third quarter of 2006, the Company recognized $600,000 of future income tax benefit compared to $371,000 in the third quarter of 2005. The Company recognized the future income tax benefit in the current period on the basis of its improving profitability from 2001 to September 30, 2006 and the Company’s forecasted profitability in the foreseeable future. The increase in the future income tax benefit was caused by a reduction in the federal and provincial tax rate in Canada.

Nine Month Period Ended September 30, 2006 Compared to Nine Month Period Ended September 30, 2005

Revenues

Total revenues were $58.4 million in the nine month period ended September 30, 2006, an increase of 24% over the $47.1 million in the nine month period ended September 30, 2005. NovAtel’s U.S. dollar denominated revenue declined to an average CDN $1.14 per U.S. dollar in the nine month period ended September 30, 2006 from an average CDN $1.23 per U.S. dollar in the nine month period ended September 30, 2005, a decline of approximately 7%. The following table sets out revenues of the Company by the categories indicated for the nine month periods ended September 30, 2006 and September 30, 2005 and revenues as a percentage of total revenue.

	Nine Months Ended ($ thousands)
	September 30, 2006		September 30, 2005		Change
	$	%	$	%	$	%
Geomatics	$9,701	17%	$9,195	20%	$506	6%
Aerospace & Defence	7,426	13%	6,372	14%	1,054	17%
Special Applications	41,237	70%	31,336	66%	9,901	32%
Other	74	―%	235	―%	(161)	(69)%
TOTAL	$58,438	100%	$47,138	100%	$11,300	24%

Geomatics

Geomatics revenue was $9.7 million in the nine month period ended September 30, 2006, an increase of 6% from the $9.2 million in the nine month period ended September 30, 2005. Revenue attributed to the Company’s joint venture Point increased by $1.5 million as a result of higher cash payments received by the Company from Point for product shipments and increased sales through Sokkia’s worldwide distribution network. This increase was partially offset by the lower U.S. dollar and lower sales to a third party customer in Asia of $892,000.

Aerospace and Defence

Aerospace and Defence revenue was $7.4 million for the nine month period ended September 30, 2006, an increase of 17% from $6.4 million for the nine month period ended September 30, 2005. The Company’s Aerospace and Defence revenues are highly dependent on the timing of large, government-funded programs. The Company received $1.4 million NRE revenue in the nine month period ended September 30, 2006 from the European Galileo program upon receiving acceptance of certain milestones, compared to $nil revenue in the nine month period ended September 30, 2005. This increase was partially offset by lower revenue related to the U.S. WAAS and the Indian GAGAN aviation programs that contributed $2.2 million in revenue in the nine month period ended September 30, 2006 compared to approximately $3.5 in the nine month period ended September 30, 2005.

Special Applications

Special Applications revenue was $41.2 million in the nine month period ended September 30, 2006, an increase of 32% from the $31.3 million in the nine month period ended September 30, 2005. The increase was primarily attributable to higher product shipments to Leica Geosystems of $4.9 million, higher shipments to the Company’s U.S. and European dealer network, and higher shipments of OEM product into China of $1.1 million. In addition, the Waypoint product line, acquired in October 2005, contributed $1.6 million in revenue in the first nine months of 2006, compared to $nil in the first nine month period ended September 30, 2005.

Revenues by Geographic Market

The Company derived approximately 57% of its total revenues from the sale of its products to countries outside the United States and Canada in the nine month period ended September 30, 2006 compared to 51% in the nine month period ended September 30, 2005. Revenues from international sales increased to $33.3 million in the nine month period ended September 30, 2006 from $24.3 million in the nine month period ended September 30, 2005, mainly as a result of increased sales to Leica Geosystems in Switzerland, the NRE revenue associated with the European Galileo program and higher shipments to China.

Gross Profit. Gross profit increased to $35.6 million in the nine month period ended September 30, 2006 from $28.4 million in the nine month period ended September 30, 2005, primarily as a result of increased revenue. Gross profit as a percentage of total revenues increased to 60.9% in the nine month period ended September 30, 2006, compared to 60.3% in the nine month period ended September 30, 2005 mainly as a result of the change in product mix.

Research and development. Research and development expenses increased 28% from $7.8 million in the nine months ended September 30, 2005 to $10.0 million in the nine months ended September 30, 2006 and increased as a percentage of total revenues from 16.6% in the nine months ended September 30, 2005 to 17.1% in the nine months ended September 30, 2006. The increase in research and development expenses is primarily attributable to higher employee compensation and benefit costs of $ 2.3 million, higher material/services costs of $526,000, higher amortization costs of $236,000, higher recruiting and relocation costs of $89,000 and higher equipment costs of $75,000, partially offset by higher recovery of expenses from customer funded programs of $1.1 million.

Selling and marketing. Selling and marketing expenses increased 15% from $4.9 million in the nine months ended September 30, 2005 to $5.6 million in the nine months ended 2006 but decreased as a percentage of revenue from 10.4% in the nine months ended September 30, 2005 to 9.6% in the nine months ended September 30, 2006. The increased selling and marketing costs in the nine month period were due primarily to higher employee compensation and benefit costs of $605,000, higher costs for facilities and IT support services of $134,000, higher recruiting and relocation costs of $55,000 and higher external commission costs of $75,000, partially offset by a lower provision for doubtful customer accounts receivable of $97,000 .

General and administration. General and administration expenses increased 9% from $5.2 million in the nine months ended September 30, 2005 to $5.6 million in the nine months ended September 30, 2006 but decreased as a percentage of revenue from 10.9% in the nine months ended 2005 to 9.6% in the nine months ended September 30, 2006. The increase in general and administration expenses was a result of higher employee compensation and benefit costs of $492,000, higher amortization costs of $83,000 and higher external costs related to the Company’s Sarbanes-Oxley 404 compliance project of $44,000, offset by lower professional fees for legal and audit services of $197,000.

Interest income, net. The Company earned net interest income of $1.1 million in the nine month period ended September 30, 2006 compared to other income of $541,000 in the nine month period ended September 30, 2005, with the increase primarily attributable to higher interest rates and higher cash balances being available for investment.

Other income (expense). Other expense was $139,000 in the nine month period ended September 30, 2006 compared to $60,000 in the nine month period ended September 30, 2005. In both periods, the amounts were primarily attributable to financial payments made by Point to Sokkia related to sales by Point to Sokkia’s subsidiaries.

Benefit of Investment Tax Credits. In the nine month period ended September 30, 2006, the Company recognized $nil benefit of investment tax credits related to the use of investment tax credits to shelter tax otherwise payable in the period, compared to $1.0 million in the nine month period ended September 30, 2005.

Provision for Current Income Taxes and Future Income Tax Benefit. The provision for current income taxes was $276,000 in the nine month period ended September 30, 2006, compared to $1.5 million in the nine month period ended September 30, 2005. The decrease was mainly attributable to a $1.2 million expense incurred with the recognition of the benefit of investment tax credits in 2005.

In the nine month period ended September 30, 2006, the Company recognized $1.4 million future income tax benefit compared to $1.3 million in the nine month period ended September 30, 2005. The Company recognized the future income tax benefit in the current period on the basis of its improving profitability from 2001 to September 30, 2006 and the Company’s forecasted profitability in the foreseeable future. The decrease in the future income tax benefit was caused by a reduction in the federal and provincial tax rate in Canada.

Taxes

The Company’s operations are substantially located in Canada and accordingly, Canada is the Company’s main tax jurisdiction. The Company has not recorded a provision for current income taxes payable in Canada, other than for Canadian federal large corporations tax, and income tax related to Waypoint’s operations prior to amalgamation with NovAtel, due to previously incurred losses, credits and costs. As of December 31, 2005, the Company had approximately $140 million of losses, investment tax credits, depreciation and research and development costs that are available to reduce future taxable income and taxes payable primarily in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999, and ONCAP’s acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Revenue Agency audits.

Prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits associated with tax shields, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these future tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the future tax benefits will not be realized. In 2004 and 2005, the Company determined, on the basis of consecutive years of increasing profitability from 2001 to 2005 and the Company’s forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average to forecast profitability of its operations subject to Canadian income tax.

Accordingly, the Company has recognized future income tax assets of $7.0 million ($3.1 million current and $3.9 million long term) on its balance sheet as of September 30, 2006. The Company recognized a corresponding $2.4 million future income tax benefit in its statement of operations for the year ended December 31, 2005 and an additional $1.4 million future income tax benefit in the first nine months of 2006.

Liquidity and Capital Resources

In the nine month period ended September 30, 2006, cash provided by operations was $14.8 million, compared to $11.4 million in the nine month period ended September 30, 2005. Cash provided by operations in the nine month period ended September 30, 2006 consisted primarily of net income of $16.3 million, $2.5 million of amortization expenses, partially offset by $1.4 million of non-cash tax related items and an increase in working capital of $4.3 million. The increase in non-cash working capital from December 31, 2005 to September 30, 2006 was caused primarily by an increase in accounts receivable due to growth in the Company’s business and timing of shipments towards the latter part of the third quarter of 2006, and an increase in inventories, due primarily to the launch of a new generation of GPS receivers in 2006, partially offset by an increase in accounts payable and accrued liabilities.

In the nine month period ended September 30, 2006, cash provided by financing activities was $1.0 million, consisting of employee exercises of stock options of $846,000 and new loans advanced to Point, Inc. by Sokkia and the Company. In the comparable period in 2005, $457,000 of cash was provided by financing activities, primarily related to employee stock option exercises of $400,000 and a reimbursement from CMC Electronics relating to the proposed public offering/private placement of the Company’s shares in 2004.

In the nine month period ended September 30, 2006, cash used in investing activities was $10.8 million, consisting of purchases of $37.0 million of short-term investments and purchases of $4.5 million of capital equipment and intangible assets, partially offset by proceeds from maturities of short-term investments of $30.7 million. In the nine month period ended September 30, 2005, cash used in investing activities was $17.6 million, mainly attributable to purchases of $39.0 million in short term investments, purchases of $1.8 million of capital equipment and intangible assets and $3.3 million related to the acquisition of Waypoint Consulting Inc., partially offset by proceeds of $26.6 million of short-term investments.

At September 30, 2006, the Company had cash and short-term investments of $46.3 million. The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $3.9 million to support the margin requirement related to the purchase of up to U.S. $17.0 to $18.0 million of foreign exchange contracts (depending on the maturity date of the contracts). The lines of credit are payable on demand and are secured by certain of the Company’s assets. At September 30, 2006, portions of the lines of credit were utilized to support approximately U.S. $14.0 million of foreign exchange contracts (U.S. $8.5 million at December 31, 2005), leaving $1.7 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional U.S. $3.0 to $4.0 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The Company believes that its existing cash, cash equivalents, short-term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

Off Balance Sheet Arrangements

As of September 30, 2006, the Company had no off balance sheet arrangements other than operating leases entered into in the normal course of business.

Contractual Obligations

There have been no material changes to the Company’s contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables, from those disclosed in the Company’s Form 20-F for the year ended December 31, 2005.

Quantitive and Qualitative Disclosure About Market Risk

Most of the Company’s revenues (approximately 95% in 2005) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues. Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in these activities.

At September 30, 2006, the Company had forward foreign currency contracts to sell U.S. $13.5 million between October 31, 2006 and June 29, 2007, at rates between $0.8599 and $0.9132 U.S. dollar per Canadian dollar. In addition, the Company had forward currency contracts to sell €555,000 between December 29, 2006 and June 29, 2007 at an average rate of €0.6972 per Canadian dollar.

The Company’s operating budget for 2006 is based on an exchange rate of U.S. $0.85 per Canadian dollar. The Company estimates that each $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact the Company’s 2006 budgeted net income by approximately $500,000, prior to taking into consideration the Company’s 2006 hedging program. The following table sets forth the potential impact of various hypothetical U.S. dollar to Canadian dollar exchange rates on the Company’s 2006 budgeted net income, prior to taking into consideration the Company’s 2006 hedging program.

U.S. $ per Canadian $	Impact on 2006 Budgeted Net Income Favourable/(Unfavourable) (CDN $ )

$ 0.81	$ 2.2 million
$ 0.82	$ 1.6 million
$ 0.83	$ 1.1 million
$ 0.84	$ 0.5 million
$ 0.85	—
$ 0.86	$ (0.5) million
$ 0.87	$ (1.0) million
$ 0.88	$ (1.5) million
$ 0.89	$ (2.0) million
$ 0.90	$ (2.5) million
$ 0.91	$ (2.9) million
$ 0.92	$ (3.4) million
$ 0.93	$ (3.8) million

As of October 12, 2006, the exchange rate was U.S. $0.8806 per Canadian dollar.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans and short-term investments.

Legal Proceedings

There has been no material change in legal proceedings, except as disclosed below, since the Form 20-F for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission.

On July 6, 2006, the Company received notice that a Statement of Claim had been filed in the Province of Alberta alleging a breach of confidential information and a non-disclosure agreement by the Company and its Chief Technology Officer relating to the development of new technology and an associated U.S. patent application for the seismic industry. The Company has sought legal advice on this matter and believes that the claim is without merit. The Company intends to vigorously defend the action. In the opinion of management, the ultimate liability with respect to this matter is not expected to materially affect the financial position or results of operations.